UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2023
Commission File Number: 333-249081
Curaleaf Holdings, Inc.
(Name of Registrant)
666 Burrard Street, Suite 1700,
Vancouver, British Columbia V6C 2X8, Canada
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

INCORPORATION BY REFERENCE
Exhibits 99.1 and 99.2 to this Form 6-K of Curaleaf Holdings, Inc. (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-269109) of the Company, as amended or supplemented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.
(Registrant)

Date:	August 9, 2023	By:	/s/ Peter Clateman
		Name:	Peter Clateman
		Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Unaudited Condensed Interim Consolidated Financial Statements as of and for the Three and Six Months Ended June 30, 2023 and 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2023 and 2022
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings
99.5	Press Release dated August 9, 2023
99.6	Form 5, Quarterly Listing Statement dated August 9, 2023